Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

June 1, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on June 1, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

June 1, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES Y/Y 150% INCREASE IN QUARTER TO DATE BITCOIN PRODUCTION AND PROVIDES OPERATIONS UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – June 1, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited BTC production results for the month ended May 31, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Production Highlights for May 2022

•	Mined 70.47 BTC, resulting in total holdings of 637.66 BTC at the end of May valued at approximately $20.37 million based on a BTC price of $31,950 as of May 31, 2022.
•	Ethereum (“ETH”) holdings of 1,000.89 ETH at the end of May valued at approximately $2 million based on an ETH price of $2,000 as of May 31, 2022.
•	Total digital asset inventory value, consisting of BTC and ETH, of approximately $22.37 million as of May 31, 2022.
•	In order to avoid equity dilution for its shareholders, management sold a portion of its BTC production during the month to fund its energy costs.
•	Liquid assets attributable to investments in cryptocurrency operation valued approximately $2.8 million in addition to cash on hand of approximately $5 million.

Year-Over-Year Quarterly Comparison

The Company mined an additional 107.72 BTC during the first two months of the second quarter of 2022 compared to the same time frame of 2021, an increase of 150%. Based on BTC prices on May 31, 2022 and May 31, 2021, the value of the Company’s BTC mined in the first two months of the second quarter of 2022increased by approximately $3.1 million, or 114%, year over year.

Figure 1. Year-over-year quarter to date BTC Production

	QTD Q2 2022	QTD Q2 2021	QoQ Increase
Mined BTC	179.50	71.78	107.72
Approximate BTC value	$31,950	$37,333	$(5,383)
Value	$5,735,025	$2,679,763	$3,055,262

Year-Over-Year Monthly Comparison

The Company increased mining production by 36.21 BTC in May 2022 compared to May 2021, representing an increase of 106%. Based upon BTC prices on May 31, 2022 compared to May 31, 2021, the value of the Company’s BTC mined in May 2022 increased by approximately $1 million, or 76%, compared to May 2021.

Figure 2. Year-over-year Monthly BTC Production

	May-22	May-21	MoM Increase
Mined BTC	70.47	34.26	36.21
Approximate BTC value	$31,950	$37,333	$(5,383)
Value	$2,251,517	$1,279,029	$972,488

Quarter-Over-Quarter Comparison

The Company mined an additional 67.90 BTC during the first two months of the second quarter of 2022 compared to the first two months of the first quarter of 2022, representing an increase of 61%.

Figure 3. Quarter-over-quarter to date BTC Production

	QTD Q2 2022	QTD Q1 2022	QoQ Increase
Mined BTC	179.50	111.60	67.90
Approximate BTC value	$31,950	$43,193	$(11,243)
Value	$5,735,025	$4,820,339	$914,686

Partial Loan payoff

On March 2, 2022, the Company announced the closing of a $10 million committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility provided Digihost with, non-dilutive liquidity options to assist in the financing of its growth strategy.

The Company is pleased to announce that as of the date hereof, it has paid back approximately $4 million of the fully drawn facility and intends to pay the residual amount owed under the Loan Facility throughout the remainder of 2022.

Normal Course Issuer Bid Program

During May 2022, Digihost announced that it had received approval to undertake, at the Company’s discretion, a normal course issuer bid program (“NCIB”) to purchase up to 1,219,762 of its subordinate voting shares for cancellation. The NCIB was commenced due to the fact that, from time to time, the Company may consider that the market price of its subordinate voting shares do not accurately reflect the underlying value of the Company’s business.

ATM Program

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through to the date hereof, the Company has not issued any securities pursuant to the ATM Program and will not issue any securities pursuant to the ATM Program while the Company purchases shares pursuant to the NCIB.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 450 PH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.